 EXHIBIT 99.2

AMERICAS GOLD AND SILVER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025

DATED AUGUST 11, 2025

Americas Gold and Silver Corporation

Management’s Discussion and Analysis

Table of Contents

Forward-Looking Statements	1
Management’s Discussion and Analysis	3
Overview	3
Recent Developments and Operational Discussion	5
Results of Operations	12
Summary of Quarterly Results	14
Liquidity	14
Capital Resources	17
Off-Balance Sheet Arrangements	17
Transactions with Related Parties	17
Risk Factors	18
Accounting Standards and Pronouncements	19
Financial Instruments	19
Capital Structure	19
Controls and Procedures	19
Technical Information	20
Non-GAAP and Other Financial Measures	20

Unless otherwise indicated, in this Management’s Discussion and Analysis all references to “dollar” or the use of the symbol “$” are to the United States of America dollar and all references to “C$” are to the Canadian dollar. Additionally, percentage changes in this Management’s Discussion and Analysis are based on dollar amounts before rounding.

Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and six months ended June 30, 2025

Forward-Looking Statements

Statements contained in this Management’s Discussion and Analysis (“MD&A”) may constitute "forward-looking information" or "forward-looking statements" within the meaning of applicable Canadian and United States securities laws ("forward-looking statements"). Often, but not always, forward-looking statements can be identified by forward-looking words such as "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions. Specific forward-looking statements in this MD&A include, but are not limited to: estimated and targeted production rates and results for silver and other metals at the Galena Complex and Cosalá Operations; statements relating to the Company’s acquisition of the remaining 40% interest in the Galena Complex and the Acquisition Agreement (as defined herein), including expected benefits to the Company and its shareholders; statements relating to the Company’s positioning as a silver-focused producer and the precious metals markets; the expected timing and completion of required development and the expected operational and production results therefrom, statements relating to Americas Gold and Silver’s EC120 Project, including expected approvals and capital requirements, and timing to reach commercial and sustainable production and full production on its anticipated timeline and budget; the Company’s expectations relating to the operation of San Rafael throughout the EC120 Project development period and related cashflows; the Company’s technical review and optimization work at the Galena Complex and related operational improvements, production potential and production efficiencies at the Galena Complex, including the expected production levels and anticipated improvements through production growth and operational efficiency; estimates of, and realizations on, mineral reserves and resources; expected prices of silver and other metals and related expectations relating to the Company's revenue derived from the sale of such metals; anticipated costs, expenses and capital expenditures; opportunities relating to the optimization of concentrate sales by enhancing by-product recovery and the timing and results of its metallurgical sampling program to identify by-product revenue optimization opportunities and the anticipated improvements therefrom; initial results and expectations arising out of the Company’s exploration and drilling programs at the Galena Complex; the Company’s ability to continue as a going concern; the Company’s liquidity position and ability to fund expected operations at prevailing commodity prices and requirement for additional financing, including potential additional debt financing opportunities and existing debt restructuring; the Company’s intention to issue guidance for 2025; and expectations regarding the Company’s ability to rely in existing infrastructure, facilities and equipment.

1 | Page

Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and six months ended June 30, 2025

Inherent in the forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company's ability to control or predict that may cause the actual results, performance or achievements of the Company, or developments in the Company's business or in its industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements. Some of the risks and other factors (some of which are beyond the Company’s control) that could cause results to differ materially from those expressed in the forward-looking statements contained in this MD&A include, but are not limited to risks relating to: interpretations or reinterpretations of geologic information; results of exploration and production activities; inability or delay in obtaining permits required for future exploration, development or production; mineral reserves and mineral resources and related interpretations, development and production and the Company's ability to sustain or increase present production; general economic conditions and conditions affecting the industries in which the Company operates; the uncertainty of regulatory requirements and approvals; potential litigation; fluctuating mineral and commodity prices; any hedging activities of the Company; the ability to obtain necessary future financing on acceptable terms or at all; the ability to operate the Company’s projects; operational matters and hazards inherent in the mining industry; competition in the mining industry; non-compliance with exchange listing standards; cybersecurity; government regulation of mining operations; cyclical aspects of the Company’s business; changing global economic conditions and market volatility, including volatility in financial markets, adverse changes in currencies, trade policies and inflation; geopolitical instability, political unrest, tariffs or trade restrictions, war, and other global conflicts; ground conditions; government regulation and environmental compliance, property claims, title, surface rights and access; mining and exploration activities and future mining operations; risks relating to negative operating cash flows; risks relating to the possibility that the Company’s working capital requirements may be higher than anticipated and/or its revenue may be lower than anticipated over relevant periods; illegal blockades and other factors limiting mine access or regular operations without interruption; labour relations, disputes and/or disruptions, employee recruitment and retention and pension funding and valuation; failure of plant, equipment, processes and transportation services to operate as anticipated; the recent US election and expectations related to and actions taken by the current administration; recession expectations;  environmental compliance, climate change and government regulation thereof; variations in ore grade or recovery rates; capital and construction expenditures; certain of the Company's material properties are located in Mexico and are subject to changes in political and economic conditions and regulations in that country; risks associated with foreign operations; risks related to the Company's relationship with the communities where it operates; risks related to actions by certain non-governmental organizations; substantially all of the Company's assets are located outside of Canada, which could impact the enforcement of civil liabilities obtained in Canadian and U.S. courts; currency fluctuations that may adversely affect the financial condition of the Company; the Company may need additional capital in the future and may be unable to obtain it or to obtain it on favourable terms; risks associated with the Company's outstanding debt and its ability to make scheduled payments of interest and principal thereon; and reclamation activities and other factors described in this MD&A and the Company’s most recently filed Annual Information Form (“AIF”) under the heading “Risk Factors”.  The list above is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Investors and others should carefully consider these and other factors and not place undue reliance on the forward-looking statements.

Forward-looking statements contained in this MD&A are based on management's plans, estimates, projections, beliefs and opinions as at the time such statements were made and the related assumptions may change. Although forward-looking statements contained in this MD&A are based on what management considers to be reasonable assumptions based on information currently available to it, there can be no assurances that actual events, performance or results will be consistent with these forward-looking statements, and management's assumptions may prove to be incorrect. Some of the important risks and uncertainties that could affect forward-looking statements are described further in this MD&A. The Company cannot guarantee future results, levels of activity, performance or achievements, should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, the actual results or developments may differ materially from those contemplated by the forward-looking statements. The Company does not undertake to update any forward-looking statements, even if new information becomes available, as a result of future events or for any other reason, except to the extent required by applicable securities laws.

2 | Page

Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and six months ended June 30, 2025

Management’s Discussion and Analysis

This MD&A of the results of operations, liquidity and capital resources of Americas Gold and Silver Corporation (the “Company” or “Americas Gold and Silver”) constitutes management’s review of the Company’s financial and operating performance for the three and six months ended June 30, 2025, including the Company’s financial condition and future prospects. Except as otherwise noted, this discussion is dated August 11, 2025 and should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements and the notes thereto for the three and six months ended June 30, 2025 and 2024. The unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2025 and 2024 are prepared in accordance with International Accounting Standards (“IAS”) 34 under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The Company prepared its latest financial statements in U.S. dollars and all amounts in this MD&A are expressed in U.S. dollars, unless otherwise stated. These documents along with additional information relating to the Company including the Company’s most recent Annual Information Form are available on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov, and on the Company’s website at www.americas-gold.com. The content of the Company’s website and information accessible through the website do not form part of this MD&A.

In this report, the management of the Company presents operating highlights for the three months ended June 30, 2025 (“Q2-2025”) compared to the three months ended June 30, 2024 (“Q2-2024”) and for the six months ended June 30, 2025 (“YTD-2025”) compared to the six months ended June 30, 2024 (“YTD-2024”) as well as comments on plans for the future. Throughout this MD&A, consolidated production results and consolidated operating metrics are based on the attributable ownership percentage of each operating segment: 100% Cosalá Operations and 60% Galena Complex up to December 18, 2024, prior to acquisition of Galena Complex’s 40% non-controlling interests, and 100% from both operations thereafter including fiscal 2025. In addition, contract services related to transportation costs were reclassified from treatment and selling costs in revenue to cost of sales in fiscal 2024 and are classified similarly in fiscal 2025.

The Company has included certain non-GAAP and other financial measures, which the Company believes, that together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar non-GAAP and other financial performance employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Reconciliations and descriptions can be found under “Non-GAAP and Other Financial Measures”.

This MD&A contains statements about the Company’s future or expected financial condition, results of operations and business. See “Forward-Looking Statements” above for more information on forward-looking statements.

Overview

The Company is a silver-focused producer with two operations in the world's leading silver mining regions: the Galena Complex in Idaho, USA and the Cosalá Operations in Sinaloa, Mexico. The Company also owns the Relief Canyon mine (“Relief Canyon”) which is currently on care and maintenance in Nevada, USA.

In Idaho, USA, the Company operates the 100%-owned producing Galena Complex whose primary assets are the operating Galena mine, the Coeur mine, and the contiguous Caladay development project in the Coeur d’Alene Mining District of the northern Idaho Silver Valley. The Galena Complex has recorded production of over 230 million ounces of silver along with associated by-product metals of copper and lead over a production history of more than sixty years. The Company is currently underway with a new strategy at Galena aimed at increasing production and lowering operating costs following the consolidation transaction, and subsequent capital raises discussed herein.

3 | Page

Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and six months ended June 30, 2025

In Sinaloa, Mexico, the Company operates the 100%-owned Cosalá Operations, which includes the San Rafael silver-zinc-lead mine (“San Rafael”), after declaring commercial production in December 2017. Prior to that time, it operated the Nuestra Señora silver-zinc-copper-lead mine after commissioning the Los Braceros processing facility and declaring commercial production in January 2009. The Cosalá area land holdings also host several other known precious metals and polymetallic deposits, past-producing mines, and development projects, including the 100%-owned Zone 120 and the El Cajón silver-copper deposits (“EC120 Project”). The Company is currently in the process of developing the EC120 mine which is expected to reach full production by year end 2025. These properties are located in close proximity to the Los Braceros processing plant. The Company also owns a 100% interest in the San Felipe development project in Sonora, Mexico.

In Nevada, USA, the Company has the 100%-owned, Relief Canyon located in Pershing County, which is currently on care and maintenance. Operations were suspended in August 2021 in order to resolve technical challenges related to the metallurgical characteristics of the deposit; leaching and heap rinsing operations were discontinued in Q4-2023. The landholdings at Relief Canyon and the surrounding area cover over 11,700 hectares.

The Company’s management and Board of Directors (the “Board”) are comprised of senior mining executives who have extensive experience identifying, acquiring, developing, financing, and operating precious metals deposits globally. The Company’s registered office is located at 145 King Street West, Suite 2870, Toronto, Ontario, Canada, M5H 1J8. The Company is a reporting issuer in each of the provinces of Canada and is listed on the TSX trading under the symbol “USA” and on the NYSE American trading under the symbol “USAS”.

Information contained on the Company’s website is not incorporated by reference herein and should not be considered part of this MD&A.

4 | Page

Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and six months ended June 30, 2025

Recent Developments and Operational Discussion

Q2-2025 Highlights

•

Consolidated silver production increased 36% year-over-year and 54% quarter-over-quarter as the impact of operational improvements and efficiencies continues at the Galena Complex in Idaho while positive development progress at the Cosalá Operations’ EC120 Project facilitated the batching of higher grade development ore through the mill.

o

Consolidated silver production of 689,000 ounces was achieved during the quarter, or approximately 839,000 silver equivalent[1] ounces, including 1.5 million pounds of zinc and 1.9 million pounds of lead.

•

Increase in silver sales revenue[2] due to higher realized prices. Consolidated revenue, including by-product revenue, decreased to $27.0 million for Q2-2025 or 19% compared to $33.2 million for Q2-2024. The positive impact of higher silver production and realized silver price[1] of $34.22/oz was offset by lower production and realized prices of zinc and lead as the Company continues development transitioning into the silver-copper EC120 Project which is predominantly higher grade silver and copper compared to San Rafael (higher zinc and lead) mined previously.

	o	Pre-production sales of EC120 silver-copper concentrate contributed $8.3 million to revenue during Q2-2025.
•

Executed Senior secured term loan facility for funds of up to $100 million with SAF Group (“SAF”) primarily to fund growth and development capital spending at the Galena Complex, with the first $50 million tranche of funds received in June.

•

Successful metallurgical testwork results at the Galena Complex demonstrated over 90% antimony recovery. The Company commissioned SGS Canada Inc. to conduct flotation tests on the current mill feed. The test results on the tetrahedrite material indicated that a marketable concentrate may now be possible using modern metallurgical processes.

o

The test results mark a key step toward establishing the Company as the only current antimony producer in the United States, potentially unlocking a new revenue stream from a strategic by-product, previously counted as a penalty element, of the Galena ore body.

•	Multi-Metal Offtake Agreement for Galena Concentrates with Ocean Partners for treatment of up to 100% of the polymetallic concentrates from the Company’s Galena Complex at Teck Resources Limited’s (“Teck”) Trail Operations in Trail British Columbia. Guaranteeing processing capacity at a nearby smelter is critical as the Company executes its plans to significantly increase silver and by-product metal production over the next several years.
•	Strong exploration results from the Galena Complex, highlighted by an intersection of 983 g/t over 3.4 metres in the new 034 vein, with an initial vein target of 1.2M-1.5M silver ounces. The Company is continuing its near mine exploration program to target new high-grade mining areas that provide near term mining potential.
•	Cash and cash equivalents balance of $61.7 million and working capital[1] of $10.4 million as at June 30, 2025 (working capital deficit of $28.7 million as at December 31, 2024).
•	Cost of sales[1,2] per silver equivalent ounce produced, cash costs[1] and all-in sustaining costs[1] per silver ounce produced averaged $27.99, $26.64 and $32.89, respectively, in Q2-2025.
•

Net loss of $15.1 million for Q2-2025 during the revitalization of Galena (Q2-2024 net loss of $4.0 million), primarily due to the impact of increasing precious metal prices on metals-based liabilities, corporate general and administrative expenses connected with the addition of key technical personnel and reconstitution of the Board, and lower net revenue from decreased base metals production of zinc and lead as the Cosalá Operations transition to the silver-copper focused EC120 deposit. This was partially offset by lower interest and financing expense, and higher foreign exchange gain as well as strong silver revenue performance as the Company executes its strategy at Galena and Cosalá.

•	Adjusted earnings[1] for Q2-2025 was a loss of $12.1 million (adjusted loss of $2.4 million for Q2-2024) and Adjusted EBITDA[1] for Q2-2025 was a loss of $4.1 million (adjusted EBITDA income of $8.0 million for Q2-2024) primarily due to higher non-cash corporate general and administrative expenses, and lower net revenue from decreased base metals production of zinc and lead.
•	Inclusion in the Solactive Global Silver Miners Index announced on May 1, 2025. Inclusion in this major silver index is an important milestone validating the Company’s position as a growing silver focused miner and increases exposure to large institutional investors.

___________________________________________

1 This is a supplementary or non-GAAP financial measure or ratio. See “Non-GAAP and Other Financial Measures” section for further information.

2 Throughout this MD&A, contract services related to transportation costs were reclassified from treatment and selling costs in revenue to cost of sales in fiscal 2024.

5 | Page

Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and six months ended June 30, 2025

On December 19, 2024, the Company completed the acquisition of the remaining 40% non-controlling interests of the Company’s Galena Complex pursuant to an agreement dated October 9, 2024 with Mr. Eric Sprott. Mr. Paul Andre Huet was appointed Chief Executive Officer of the Company effective November 11, 2024 and Chairman of the Board following the close of the transaction. Mr. Huet immediately began building a strong, experienced technical team to unlock the dormant value of the Galena Complex in pursuit of increased shareholder returns.

Following the close of the acquisition, significant progress has been made in identifying opportunities and initiating action as part of the Company’s technical review and optimization work to ensure that the Galena Complex reaches its full production potential, underscoring the Company's ongoing commitment to operational efficiency, safety, production growth, and maximizing value from existing assets. This progress includes plans for upgrading the #3 shaft with the first new motor arriving on site in July, and new mining equipment to boost productivity underground at both mines, among other actions. The Company has released new drilling results that continue to demonstrate the geologic prospectivity of the deposit and identify new veins that could be brought into production with further drilling. The Company also initiated further test work to evaluate the potential to maximize recoveries of copper and antimony as a result of an initial review of byproduct metallurgical performance.

Since closing the acquisition, the Company strengthened its financial position with the closing of the senior secured term loan facility for funds of up to $100 million with SAF in June 2025. The holders of the Company’s convertible debenture also converted their outstanding principal of $16.8 million CAD into the Company’s common shares during Q1-2025.

Senior Secured Term Loan Facility

On June 24, 2025, the Company entered into a senior secured debt facility with SAF for funds of up to $100 million primarily to fund growth and development capital spending at the Galena Complex. The facility consists of three tranches with an initial $50 million term loan advanced upon closing, and two additional tranches of $25 million each made available to the Company upon satisfaction of certain conditions. SAF holds senior security over all the Company’s assets and secondary security on the Cosalá Operations and the Relief Canyon Mine. As part of the close, the term loan facility is subject to certain quarterly and annual financial covenants, along with a price protection program completed in July on future precious and base metals production and commitments.

The facility consists of:

•	A term loan with proceeds of the initial $50 million advanced at closing. The initial tranche advanced on the closing date is subject to an interest rate of SOFR (4% floor) plus 6% per annum and matures 60 months following the closing date. Principal will amortize over the term of the loan, with principal repayments commencing one year after the closing date and payable quarterly thereafter.
•	Two additional $25 million tranches that will be available to the Company upon the achievement of certain conditions precedent. The first additional tranche will be subject to an interest rate of SOFR (4% floor) plus 6% per annum after funding. The second additional tranche will be subject to an interest rate of SOFR (4% floor) plus 4% per annum after funding. Principal will amortize over the term of the loan with principal repayments commencing one year after the closing date and payable quarterly thereafter.

The Company also entered into an offtake agreement with Ocean Partners USA Inc. for treatment of up to 100% of concentrates from the Galena Complex at Teck Resources Limited’s Trail Operations in Trail, British Columbia, one of the world’s largest fully-integrated zinc, lead and critical metals complexes. As a condition to closing the facility and in conjunction with the entering the offtake agreement, Ocean Partners subscribed for 16.8 million common shares in the Company at C$0.95 per common share, representing a premium of approximately 14% to the Company’s 20-day VWAP for gross proceeds of $11.5 million.

6 | Page

Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and six months ended June 30, 2025

Galena Complex

During Q2-2025, the Company has continued to make significant advances at the Galena Complex and is on-track with its operational growth plan. Development plans are well advanced with efficiencies in muck handling and improved development rates being realized. As an example, the 55-179 decline has reached the 55-206 stope and is developing to the next leg of 55-198 stope.  This new location for the ramp will access multiple stopes (the 55-206, 55-198, and 55-163 stopes) driving development cost down with multiple accesses from one ramp. Another key contributor to the improvements for the quarter was the first long-hole stope at Galena, successfully taking its first panel with minimal dilution. An additional long-hole stope is expected to be started in Q3-2025.

The process of replacing a portion the mine’s historical underground fleet continued during Q2-2025. Five new underground loaders and three mine trucks were ordered this year with the initial pieces already on site and put to work underground with expected efficiencies to be realized in the second half of 2025. The first remote capable WX-04 Komatsu loader is being commissioned with the remaining four pieces to be lowered and commissioned shortly.  In addition, two 300 ton bins, increased in size to accommodate the new haul trucks, have completed installation of new chutes and are expected to be commissioned in Q3-2025.

The first Alimak vent raise of 2025 was completed including an escapeway from the lower section. Construction of a second Alimak vent raise started in Q2-2025 and is expected to be completed in Q3-2025 allowing for greater access to the lower areas of the mine with greater air flow.

With the recent increase in silver prices, certain areas of the mine now have the potential to show favorable economics and may be included in the mine plan. An internal study is underway to go back into the 55-072 front ramp to access remnant mining.

Lastly, the components of the #3 shaft replacement hoist motor have arrived on site in early Q3-2025. The motor is a key component of the Galena Complex’s operational plans to materially increase hoisting capacity with installation planned during Q4-2025 with expected improvements to be realized in early 2026.

Galena Exploration Update

Recent exploration diamond drilling from the 5200 Level of the Galena Mine has defined a new silver-copper vein adjacent to existing infrastructure, presenting a near-term mining opportunity for Galena. The 034 Vein was initially crosscut and drifted on from the 5200 Level. An exploration drill plan was designed, and 23 additional diamond drill holes ("DDH") were drilled to complete latest phase of the program. The drill campaign has yielded significant high-grade intercepts, including a highlight of 983 g/t silver over 3.44 metres (hole DDH 52-583, true width), demonstrating the potential of the 034 Vein. Key intercepts from the campaign, reported with true widths, are listed below:

•	DDH 52-529: 1,624 g/t Ag and 1.23% Cu over 0.53 m
•	DDH 52-532: 1,171 g/t Ag and 0.80% Cu over 1.46 m
•	DDH 52-583: 983 g/t Ag and 0.74% Cu over 3.44 m
•	DDH 52-531: 734 g/t Ag and 0.90% Cu over 0.87 m
•	DDH 52-587: 539 g/t Ag and 1.07% Cu over 1.69 m
•	DDH 52-534: 466 g/t Ag and 0.49% Cu over 0.47 m
•	DDH 52-584: 354 g/t Ag and 0.43% Cu over 2.15 m

7 | Page

Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and six months ended June 30, 2025

A full table of the Company’s latest published drill results can be found at: https://americas-gold.com/site/assets/files/4297/dr20250422.pdf.

The drilling contract to infill existing wide-spaced drilling at the Coeur mine was awarded during the quarter. Drilling has commenced, targeting three veins below the 3400 Level. The Coeur mine, developed down to the 3700 Level, has seen limited mining despite wide-spaced drilling that has intersected significant silver and copper mineralization in veins 356, 400, and 425. The four primary copper-silver veins at the Coeur mine remain open at depth, highlighting the potential for future resource growth. Key historical intercepts, reported with true widths, include:

•	DDH C034-113 (Vein 400): 4,131 g/t Ag and 5.0% Cu over 0.32 m
•	DDH C037-039 (Vein 356): 1,982 g/t Ag and 3.2% Cu over 1.37 m
•	DDH C034-090 (Vein 425): 1,179 g/t Ag and 0.9% Cu over 1.18 m
•	DDH C034-127 (Vein 425): 1,001 g/t Ag and 1.1% Cu over 0.73 m
•	DDH C034-130 (Vein 400): 993 g/t Ag and 1.1% Cu over 1.2 m
•	DDH C034-117 (Vein 400): 903 g/t Ag and 1.0% Cu over 2.54 m
•	DDH C037-038 (Vein 356): 587 g/t Ag and 1.1% Cu over 1.23 m
•	DDH C034-095 (Vein 425): 534 g/t Ag and 0.7% Cu over 1.47 m
•	DDH C034-114 (Vein 400): 512 g/t Ag and 0.5% Cu over 2.96 m
•	DDH C037-040 (Vein 356): 487 g/t Ag and 1.0% Cu over 1.96 m

The Company’s current consolidated mineral reserve and mineral resource statement can be found at: https://americas-gold.com/site/assets/files/5151/reserves20241231.pdf.

Information contained on the Company’s website is not incorporated by reference herein and should not be considered part of this MD&A.

Metallurgical Testing - Antimony

Recent metallurgical testing at the Galena Complex confirmed high recoveries of antimony alongside strong silver and copper recoveries from ore currently being processed. Antimony at the Galena Complex is hosted in the common sulfosalt mineral, tetrahedrite, which is an antimony sulfide of silver, copper, iron and zinc. Although the Galena Complex has produced significant antimony over its life, the Company historically has not realized value for this material due to its insufficient concentration and quality for smelter acceptance.

Following a review of historical metallurgical data, the Company commissioned SGS Canada Inc. to conduct flotation tests on current mill feed. The test results on the tetrahedrite material indicated a marketable concentrate may now be possible using modern metallurgical processes. The test results mark a key step toward establishing the Company as the only current antimony producer in the United States, unlocking a new revenue stream from a strategic by-product, previously counted as a penalty element.

Historically, individual lots of ore from both the Galena and Coeur mines were processed at the Sunshine Mine, located just four miles west, where antimony was effectively separated and recovered. Building on this precedent, the next phase of metallurgical testing, under the direction of Allihies Engineering, Inc., will focus on treating the current concentrate to produce multiple saleable antimony products, opening the door to monetizing a long-overlooked byproduct and reinforcing the Company's strategic value within the U.S. critical minerals framework.

Cosalá Operations

The Cosalá Operations are transitioning from the zinc-lead-silver San Rafael mine to the higher-grade silver-copper EC120 Project in fiscal 2025. The Company expects to continue to operate San Rafael throughout the EC120 Project development period as it develops sufficient working faces in the EC120 Project to reach commercial production by the end of 2025.  During the first half of 2025, mining took place in lower silver grade areas of the San Rafael mine while capital development focused on the EC120 Project as well as development into a higher-grade silver level of the San Rafael Upper Zone; this area has shown infill grades in certain holes greater than 2,000g/t though with limited tonnage. Mining of this higher-grade silver Upper Zone is expected in late Q3/early Q4 2025.Silver grade processed has increased quarter over quarter as the proportion of EC120 production steadily increases.

8 | Page

Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and six months ended June 30, 2025

Development of the EC120 Project’s El Cajón mine began in late Q4-2024 and is being carried out by an external contractor. Development rates have been increasing steadily through the second quarter. The Company has also placed additional equipment orders to replace aging machinery and improve mining efficiency.

The Sinaloa region, where the Company operates, has recently experienced heightened conflict between organized crime groups. While no damage has been reported to the Company’s property or personnel, intermittent regional security disruptions resulting from violence in nearby areas have caused delays in contractor mobilization and impacted the Company’s supply chain during the first half of 2025. Specifically, the EC120 Project’s Zone 120 development was delayed due to the late arrival of a raise-bore machine critical for completing a ventilation raise, which was broke through to surface in late April 2025. Additionally, these disruptions intermittently affected mill operations, leading to a minor reduction in milled tonnage though the Company largely maintained normal steady-state throughput throughout Q2 2025.

While the Company cannot predict when, or if, these conflicts may subside or worsen in the interim, it remains committed to responding proactively to prioritize the safety and well-being of its employees and stakeholders.

Please refer to the section entitled “Risk Factors” in the Company’s Annual Information Form dated March 31, 2025 for a further discussion of the risks relating the Company’s business and operations, including risks associated with its operations in Mexico and exposure to risks and uncertainties regarding operations in areas located where organized crime groups and Mexican cartels may operate.

Metal Prices

Precious metals prices continued to increase during the Q2-2025 as investors adjusted capital flows and allocations in response to the monetary and fiscal policy plans of the new U.S. administration, international trade tariff discussions, and recession and inflation expectations, among other macroeconomic events. The market price of silver increased by 17% year-over-year to average price of $33.63/oz in Q2-2025 compared to an average price of $28.86/oz in Q2-2024. However, base metals market prices of copper, lead and zinc decreased by 2%, 7%, and 10%, respectively, year-over-year to average price of $4.32/lb, $1.20/lb, and $0.88/lb, respectively, in Q2-2025 compared to an average price of $4.42/lb, $1.29/lb, and $0.98/lb, respectively, in Q2-2024. The Company is dependant on both precious and base metal prices for profitability and liquidity.

In addition, the Company benefited from the USD/MXN exchange ratio increasing to above 21:1 during Q2-2025 from a low of approximately 16:1 during Q2-2024. The Company believes it is well positioned to significantly increase revenue for 2025 and beyond, supported by its planned growth in silver production at both of its producing operations and the assumption that market prices for silver, zinc, and copper remain at or above current levels.

Share Consolidation

As previously authorized by its shareholders on June 24, 2025 and subsequently approved by its Board on August 6, 2025, the Company intends to file articles of amendment on or about August 21, 2025, implementing a consolidation of its outstanding common shares on the basis as finally determined by the Board of one (1) post-consolidation common share for every two point five (2.5) pre-consolidation common shares (the "Consolidation"). The Consolidation has been conditionally approved by the TSX and is subject to NYSE American approval. The Company will issue a further news release providing the date, expected in the next 10 days, on which the Company's common shares will commence trading on a post-consolidation basis on each of the TSX and NYSE American. The exercise price or conversion price, as applicable, and the number of common shares issuable, as applicable, under any of the Company's outstanding convertible or share-based securities such as warrants, stock options and restricted share units, performance share units and deferred share units, as applicable, will be proportionately adjusted upon completion of the Consolidation in accordance with their respective terms. The CUSIP and ISIN numbers of the post-consolidation common shares will also change upon the completion of the Consolidation.

Consolidated Results and Developments

	Q2-2025[3]	Q2-2024[3]	YTD-2025[3]	YTD-2024[3]
Revenue ($ M)[4]	$27.0	$33.2	$50.5	$54.1
Silver Produced (oz)	688,663	505,932	1,134,870	989,852
Zinc Produced (lb)	1,472,805	8,868,263	8,204,857	16,853,149
Lead Produced (lb)	1,905,450	4,393,575	5,730,276	8,345,273
Total Silver Equivalent Produced (oz)[1]	838,738	1,058,186	1,676,538	2,079,050
Cost of Sales/Ag Eq Oz Produced ($/oz)[2]	$27.99	$16.45	$26.61	$16.81
Cash Costs/Ag Oz Produced ($/oz)[2]	$26.64	$12.42	$26.01	$16.41
All-In Sustaining Costs/Ag Oz Produced ($/oz)[2]	$32.89	$19.58	$33.98	$24.69
Net Loss ($ M)	$(15.1)	$(4.0)	$(34.0)	$(20.2)
Comprehensive Income (Loss) ($ M)	$(16.2)	$(2.7)	$(37.3)	$(15.6)

[1]	Throughout this MD&A, silver equivalent production was calculated based on all metals production at average realized silver, zinc, and lead prices during each respective period.
[2]	This is a supplementary or non-GAAP financial measure or ratio. See “Non-GAAP and Other Financial Measures” section for further information.
[3]

Throughout this MD&A, tonnes milled, silver grade and recovery, silver production and sales, silver equivalent production, and cost per ounce measurements during fiscal 2025 and 2024 include EC120 Project pre-production from the Cosalá Operations.

[4]	Throughout this MD&A, contract services related to transportation costs were reclassified from treatment and selling costs in revenue to cost of sales in fiscal 2024.

9 | Page

Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and six months ended June 30, 2025

Consolidated silver production of 689,000 ounces during Q2-2025 was higher than Q2-2024 production of attributable 506,000 ounces due to higher grades at both operations, offset by lower tonnage. Throughout this MD&A as previously noted, consolidated production results and consolidated operating metrics are based on the attributable ownership percentage of each operating segment: 100% Cosalá Operations and 60% Galena Complex up to December 18, 2024, prior to acquisition of Galena Complex’s 40% non-controlling interests, and 100% from both operations thereafter including fiscal 2025. Pre-production of EC120 silver-copper concentrate contributed silver production of 211,000 ounces during Q2-2025. Production of both zinc and lead during the quarter were lower than Q2-2024 due to lower tonnage of San Rafael ore processed during the quarter as the Company develops and transitions into the silver-copper EC120 orebody.

Revenue of $27.0 million for the three months ended June 30, 2025 was lower than revenue of $33.2 million for the three months ended June 30, 2024, resulting from decreased base metals production of zinc and lead during the period. Revenue included pre-production revenue from the EC120 Project of $8.3 million during the period. The average realized silver price3 increased by 17% from Q2-2024 to Q2-2025, while the average realized lead and zinc prices3 decreased by 10% and 9%, respectively, during the same period. The average realized silver price of $34.22/oz for Q2-2025 (Q2-2024 – $29.23/oz) is comparable to the average London silver spot price of $33.63/oz for Q2-2025 (Q2-2024 – $28.86/oz).

The Company recorded a net loss of $15.1 million for the three months ended June 30, 2025 compared to a net loss of $4.0 million for the three months ended June 30, 2024. The increase in net loss was primarily attributable to increase in gold prices on the Company’s metals contract liabilities, higher non-cash corporate expenses, lower net revenue, and higher cost of sales, offset in part by lower interest and financing expense, and higher foreign exchange gain. These variances are further discussed in the following sections.

Galena Complex

	Q2-2025	Q2-2024	YTD-2025	YTD-2024
Tonnes Milled	22,815	33,572	46,237	56,838
Silver Grade (g/t)	581	527	502	485
Lead Grade (%)	3.59	4.38	4.10	4.19
Silver Recovery (%)	98.6	98.5	98.4	98.4
Lead Recovery (%)	94.0	93.8	94.0	94.1
Silver Produced (oz)	419,961	560,340	733,724	871,436
Lead Produced (lb)	1,696,421	3,043,722	3,927,595	4,942,606
Total Silver Equivalent Produced (oz)[1]	465,012	664,305	842,304	1,052,066
Silver Sold (oz)	434,258	572,701	746,724	871,363
Lead Sold (lb)	1,779,225	3,185,603	4,037,913	4,949,851
Cost of Sales/Ag Eq Oz Produced ($/oz)[2]	$25.55	$15.65	$26.15	$18.17
Cash Costs/Ag Oz Produced ($/oz)[2]	$24.18	$14.78	$25.85	$19.20
All-In Sustaining Costs/Ag Oz Produced ($/oz)[2]	$32.91	$21.93	$35.61	$28.72

__________________________

[1]	Throughout this MD&A, silver equivalent production was calculated based on all metals production at average realized silver, zinc, and lead prices during each respective period.
[2]	This is a supplementary or non-GAAP financial measure or ratio. See “Non-GAAP and Other Financial Measures” section for further information.
[3]	These are supplementary or non-GAAP financial measures or ratios. See “Non-GAAP and Other Financial Measures” section for further information.

10 | Page

Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and six months ended June 30, 2025

The Galena Complex produced approximately 420,000 ounces of silver in Q2-2025 compared to approximately 560,000 ounces of silver in Q2-2024 (a 25% decrease in silver production). The mine also produced 1.7 million pounds of lead in Q2-2025, compared to 3.0 million pounds of lead in Q2-2024 (a 44% decrease in lead production). During the period of operational adjustments currently underway as part of the transition plan at Galena, as previously discussed, the Company anticipates potential short term movements in by-product production levels while the focus on increasing mining rates in silver-copper ore and setting up key infrastructure in support of future growth is advanced. Cash costs per ounce of silver increased to $24.18 in Q2-2025 from $14.78 in Q2-2024, primarily due to a modest increases in salaries and employee benefits at the operations, and impact from decreased lead production resulting in lower by-product credits during the period.

During Q2-2025, the Company has continued to make significant advances at the Galena Complex and is on-track with its operational growth plan. Development plans are well advanced with efficiencies in muck handling and improved development rates being realized. Further developments of the Galena Complex are discussed in the Recent Developments and Operation Discussion section of this MD&A above.

Cosalá Operations

	Q2-2025[3]	Q2-2024[3]	YTD-2025[3]	YTD-2024[3]
Tonnes Milled	126,412	155,282	253,058	311,536
Silver Grade (g/t)	94	64	74	74
Zinc Grade (%)	1.67	3.29	3.01	3.07
Lead Grade (%)	0.44	1.11	0.83	1.14
Silver Recovery (%)	70.5	53.0	67.1	62.8
Zinc Recovery (%)	105.5	80.9	84.4	81.1
Lead Recovery (%)	56.9	69.3	67.0	69.9
Silver Produced (oz)	268,702	169,728	401,146	466,990
Zinc Produced (lb)	1,472,805	8,868,263	8,204,857	16,853,149
Lead Produced (lb)	209,029	2,567,341	1,802,681	5,379,709
Total Silver Equivalent Produced (oz)[1]	373,726	659,603	834,234	1,447,810
Silver Sold (oz)	267,547	190,782	405,301	480,155
Zinc Sold (lb)	1,917,354	8,677,305	9,388,118	16,453,877
Lead Sold (lb)	296,852	2,533,355	1,826,547	5,198,959
Cost of Sales/Ag Eq Oz Produced ($/oz)[2]	$31.04	$16.92	$27.08	$16.22
Cash Costs/Ag Oz Produced ($/oz)[2]	$30.48	$7.75	$26.31	$13.28
All-In Sustaining Costs/Ag Oz Produced ($/oz)[2]	$32.84	$14.93	$31.01	$20.18

[1]	Throughout this MD&A, silver equivalent production was calculated based on all metals production at average realized silver, zinc, and lead prices during each respective period.
[2]	This is a supplementary or non-GAAP financial measure or ratio. See “Non-GAAP and Other Financial Measures” section for further information.
[3]

Throughout this MD&A, tonnes milled, silver grade and recovery, silver production and sales, silver equivalent production, and cost per ounce measurements during fiscal 2025 and 2024 include EC120 Project pre-production from the Cosalá Operations.

Silver production increased in Q2-2025 by 58% to approximately 269,000 ounces of silver compared to approximately 170,000 ounces of silver in Q2-2024 primarily due to higher grades and silver recoveries offset by lower tonnages during the period. A higher portion of the mill feed came from pre-production of the EC120 Project which has higher silver grades and silver recoveries based on its minerology. Lower milled tonnage from the San Rafael Main Central orebody caused base metals production to decrease to 1.5 million pounds of zinc and 0.2 million pounds of lead in Q2-2025, compared to 8.9 million pounds of zinc, and 2.6 million pounds of lead in Q2-2024. Silver production is expected to increase steadily as the development into EC120 Project progresses and mine continues to batch higher development grade ore through the mill.

The Cosalá Operations increased capital spending on the EC120 Project, incurring $2.9 million during Q2-2025 ($1.0 million during Q1-2025). The EC120 Project contributed approximately 211,000 ounces of silver production in Q2-2025 (375,000 ounces of silver production project-to-date) as the Cosalá Operations milled and sold silver-copper concentrate during the EC120 Project’s development phase contributed $8.3 million to net revenue during Q2-2025. Cash costs per silver ounce increased during Q2-2025 to $30.48 per ounce from $7.75 per ounce in Q2-2024 due primarily to decreased zinc and lead production resulting in lower by-product credits during the period.

11 | Page

Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and six months ended June 30, 2025

Results of Operations

Analysis of the three months ended June 30, 2025 vs. the three months ended June 30, 2024

The Company recorded a net loss of $15.1 million for the three months ended June 30, 2025 compared to a net loss of $4.0 million for the three months ended June 30, 2024. The increase in net loss was primarily attributable to increase in gold prices on the Company’s metals contract liabilities ($3.9 million), higher non-cash corporate expenses ($4.4 million), lower net revenue ($6.3 million), and higher cost of sales ($1.9 million), offset in part by lower interest and financing expense ($1.5 million), and higher foreign exchange gain ($2.7 million), each of which are described in more detail below.

Revenue decreased by $6.3 million to $26.9 million for the three months ended June 30, 2025 from $33.2 million for the three months ended June 30, 2024. The decrease was due to comparatively $2.2 million lower revenue at the Galena Complex from lower silver and lead production during the period. Revenue at the Cosalá Operations decreased by $4.1 million during the period mainly due to lower revenue from lower zinc and lead production during the period as higher portion of the mill feed came from pre-production of the EC120 Project.

Cost of sales increased by $1.9 million to $23.5 million for the three months ended June 30, 2025 from $21.6 million for the three months ended June 30, 2024. The increase was primarily due to $1.5 million increase in cost of sales from the Galena Complex due to increases in employee-related costs during the period, plus $0.4 million increase in cost of sales from the Cosalá Operations during the period.

Corporate general and administrative expenses increased by $4.4 million mainly due to the addition of required technical expertise to the management team and reconstitution of the Board, plus non-cash compensation recognized during the period.

Interest and financing expense decreased by $1.5 million mainly due to higher financing expense recognized during the prior period from accretion of the Company’s previously existing convertible debenture.

Foreign exchange gain increased by $2.7 million to a $2.8 million gain for the three months ended June 30, 2025 from a $0.1 gain for the three months ended June 30, 2024 mainly due to material changes in foreign exchange rates during the period impacting valuation of non-functional currency instruments from the Company’s Mexican and Canadian subsidiaries.

Loss on fair value of metals contract liabilities increased by $3.9 million to a $5.5 million loss for the three months ended June 30, 2025 from a $1.7 million loss for the three months ended June 30, 2024 mainly due to the impact of the increased gold price on metals contract liabilities during the period.

12 | Page

Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and six months ended June 30, 2025

Analysis of the six months ended June 30, 2025 vs. the six months ended June 30, 2024

The Company recorded a net loss of $34.0 million for the six months ended June 30, 2025 compared to a net loss of $20.2 million for the six months ended June 30, 2024. The increase in net loss was primarily attributable to increase in gold prices on the Company’s metals contract liabilities ($9.9 million), higher non-cash corporate expenses ($9.2 million), lower net revenue ($3.6 million), and higher cost of sales ($2.0 million), offset in part by lower care and maintenance costs ($1.8 million), lower interest and financing expense ($1.8 million), and higher foreign exchange gain ($4.0 million), and higher gain on derivatives ($1.4 million), each of which are described in more detail below.

Revenue decreased by $3.6 million to $50.5 million for the six months ended June 30, 2025 from $54.1 million for the six months ended June 30, 2024. Revenue at the Cosalá Operations decreased by $5.1 million during the period mainly due to lower revenue from lower zinc and lead production during the period as higher portion of the mill feed came from pre-production of the EC120 Project. The decrease was offset in part by $1.5 million increase in revenue at the Galena Complex from silver production at higher realized silver prices during the period.

Cost of sales increased by $2.0 million to $44.6 million for the six months ended June 30, 2025 from $42.6 million for the six months ended June 30, 2024. The increase was primarily due to $2.9 million increase in cost of sales from the Galena Complex due to increases in employee-related costs during the period, offset in part by $0.9 million decrease in cost of sales from the Cosalá Operations during the period.

Care and maintenance costs decreased by $1.8 million mainly due to $0.5 million of prior period Relief Canyon surety premium refund and $0.6 million of prior period Relief Canyon refundable tax credits recognized during the period.

Corporate general and administrative expenses increased by $9.2 million mainly due to the addition of required technical expertise to the management team and reconstitution of the Board, plus non-cash compensation recognized during the period.

Interest and financing expense decreased by $1.8 million mainly due to higher financing expense recognized during the prior period from accretion of the Company’s previously existing convertible debenture.

Foreign exchange gain increased by $4.0 million to a $3.0 million gain for the six months ended June 30, 2025 from a $1.0 million loss for the six months ended June 30, 2024 mainly due to material changes in foreign exchange rates during the period impacting valuation of non-functional currency instruments from the Company’s Mexican and Canadian subsidiaries.

Loss on fair value of metals contract liabilities increased by $9.9 million to a $14.6 million loss for the six months ended June 30, 2025 from a $4.7 million loss for the six months ended June 30, 2024 mainly due to the impact of the increased gold price on metals contract liabilities during the period.

Other gain on derivatives increased by $1.4 million to a $0.7 million gain for the six months ended June 30, 2025 from a $0.7 million loss for the six months ended June 30, 2024 mainly due to derecognition of derivative instruments from full conversion of the Company’s outstanding convertible debenture during the period.

13 | Page

Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and six months ended June 30, 2025

Summary of Quarterly Results

The following table presents a summary of the consolidated operating results for each of the most recent eight quarters ending with June 30, 2025.

	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
	20252	20252	20242	20242	20242	20242	2023	2023
Revenue ($ M)[3]	$27.0	$23.5	$23.8	$22.3	$33.2	$20.9	$26.4	$19.4
Net Loss ($ M)	(15.1)	(18.9)	(12.6)	(16.1)	(4.0)	(16.2)	(10.1)	(10.5)
Comprehensive Income (Loss) ($ M)	(16.2)	(21.1)	(7.7)	(17.8)	(2.7)	(12.9)	(12.9)	(8.5)

Silver Produced (oz)	688,663	446,207	363,856	385,564	505,932	483,920	583,379	386,615
Zinc Produced (lb)	1,472,805	6,732,052	6,292,634	8,362,501	8,868,263	7,984,886	8,299,319	8,985,496
Lead Produced (lb)	1,905,450	3,824,826	3,370,212	4,118,739	4,393,575	3,951,698	4,457,094	4,666,578
Cost of Sales/Ag Eq Oz Produced ($/oz)[1]	$27.99	$25.23	$21.85	$18.04	$16.45	$17.19	$13.75	$15.63
Cash Costs/Ag Oz Produced ($/oz)[1]	$26.64	$25.04	$20.68	$16.88	$12.42	$20.57	$14.24	$19.01
All-In Sustaining Costs/Ag Oz Produced ($/oz)[1]	$32.89	$35.67	$40.38	$25.38	$19.58	$30.04	$21.05	$29.55

Current Assets (qtr. end) ($ M)	$83.8	$29.8	$40.7	$26.8	$26.4	$22.9	$23.0	$18.6
Current Liabilities (qtr. end) ($ M)	73.4	57.6	69.4	63.3	65.2	51.9	61.2	43.9
Working Capital (qtr. end) ($ M)	10.4	(27.8)	(28.7)	(36.5)	(38.8)	(29.0)	(38.2)	(25.3)

Total Assets (qtr. end) ($ M)	$244.3	$184.3	$192.6	$179.4	$180.3	$179.8	$180.5	$183.3
Total Liabilities (qtr. end) ($ M)	188.0	128.9	139.2	126.3	113.0	113.7	108.3	100.1
Total Equity (qtr. end) ($ M)	56.3	55.4	53.4	53.1	67.3	66.1	72.2	83.2

[1]	This is a supplementary or non-GAAP financial measure or ratio. See “Non-GAAP and Other Financial Measures” section for further information.
[2]

Throughout this MD&A, tonnes milled, silver grade and recovery, silver production and sales, silver equivalent production, and cost per ounce measurements during fiscal 2025 and 2024 include EC120 Project pre-production from the Cosalá Operations.

[3]	Throughout this MD&A, contract services related to transportation costs were reclassified from treatment and selling costs in revenue to cost of sales in fiscal 2024 and 2023.

Liquidity

The change in cash since December 31, 2024 can be summarized as follows (in millions of U.S. dollars):

Opening cash balance as at December 31, 2024	$20.0
Cash used in operations	(0.3)
Expenditures on property, plant and equipment	(17.8)
Proceeds from disposal of assets	1.0
Lease payments	(0.3)
Term loan facility	49.8
Non-brokered private placements	16.6
Proceeds from exercise of options and warrants	4.9
Pre-payment facility	1.0
Metals contract liabilities	(8.0)
Increase in trade and other receivables	(3.3)
Change in inventories	0.6
Change in prepaid expenses	(0.7)
Change in trade and other payables	1.8
Change in foreign exchange rates	(3.6)
Closing cash balance as at June 30, 2025	$61.7

14 | Page

Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and six months ended June 30, 2025

The Company’s cash and cash equivalents balance increased from $20.0 million to $61.7 million since December 31, 2024 with a working capital of $10.4 million. This increase was mainly due to proceeds from the term loan facility, non-brokered private placements, and exercise of options and warrants. These inflows were offset by expenditures on property, plant and equipment, and metals contract liabilities. Current liabilities as at June 30, 2025 were $73.4 million which is $4.0 million higher than at December 31, 2024, principally due to increased balances in trade and other payables and metals contract liabilities.

The Company operates in a cyclical industry where cash flow has historically been correlated to market prices for commodities. Several material uncertainties cast substantial doubt upon the going concern assumption, including cash flow positive production at the Cosalá Operations and Galena Complex, and ability to raise additional funds as necessary to fund these operations and meet obligations as they come due. The Company’s cash flow is dependent upon its ability to achieve profitable operations, obtain adequate equity or debt financing, or, alternatively, dispose of its non-core properties on an advantageous basis to fund its near-term operations, development and exploration plans, while meeting production targets at current commodity price levels.

Management evaluates viable financing alternatives to ensure sufficient liquidity including debt instruments, concentrate offtake agreements, sale of non-core assets, private equity financing, sale of royalties on its properties, metal prepayment and streaming arrangements, and the issuance of equity. Several material uncertainties may impact the Company’s liquidity in the short term, such as: the price of commodities, general inflationary pressures, cash flow positive production at both the Company’s operating mines, the timing of the Galena shaft repair, and the expected increase in the Galena hoisting capacity. At March 31, 2025, the Company may not have sufficient liquidity on hand to fund its expected operations at the prevailing commodity prices for the next twelve months and may require further financing to meet its financial obligations and execute on its planned operations.

From 2020 to 2025, the Company has been successful in raising funds through equity offerings (including bought deals and at-the-market offerings), debt arrangements, convertible debentures, prepayment arrangements, royalty sales, and non-core asset sales. The Company issued an aggregate of C$35.8 million in convertible debentures, raised an aggregate of $44.4 million through an at-the-market equity offering on the New York Stock Exchange American to fund the Company’s planned operations, amended its existing precious metals delivery and purchase agreement for the right to increase its advance payment up to $11.0 million during fiscal 2023 to satisfy current gold delivery obligations with draws made during each quarter of fiscal 2023 as allowed under the amendment, entered into a pre-payment facility, restructured a promissory note, and believes it will be able to raise additional financing as needed.

During 2024, the Company amended its existing precious metals delivery and purchase agreement for the right to increase its advance payment up to $10.5 million during 2024 and fully drew the advance under the agreement during the period and closed an equity offering for gross proceeds of C$7.8 million in March 2024. In August 2024, the Company signed the $15 million Credit Agreement with Trafigura for the capital requirements of the EC120 Project with an initial draw of $10 million under the facility. In December 2024, the Company acquired the remaining 40% interest of the Galena Complex and closed non-brokered private placements for total gross proceeds of $6.9 million CAD for bridge financing purposes, and a concurrent financing through bought deal private placement for gross proceeds of C$50 million. A portion of these funds were used to reduce the Company’s liabilities following the placement.

During 2025, the Company closed a term loan facility for funds of up to $100 million to provide additional debt funding to fund its mine optimizing capital, development, and infill drilling expenses at the Galena Complex and further restructure its existing debt. The Company has also successfully closed non-brokered private placements of approximately $17 million during YTD 2025.

In the medium term, as the Cosalá Operations sustain full production, the optimization of the No. 3 shaft is completed allowing for greater hoisting capacity of ore and waste, the EC120 Project reaches commercial production, and the new Galena Complex strategy is executed in line with new plans currently being developed, along with positive metal prices, the Company believes that cash flow will be sufficient to fund ongoing operations.

The Company’s financial instruments consist of cash, trade receivables, restricted cash, trade and other payables, and other long-term liabilities. The fair value of these financial instruments approximates their carrying values, unless otherwise noted. The Company is not exposed to significant interest or credit risk with exception to the 3 months U.S. SOFR rate applicable to the interest rate on certain financial instruments. The majority of the funds of the Company are held in accounts at major banks in the United States, Canada, and Mexico.

15 | Page

Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and six months ended June 30, 2025

Disclosure of Recent Offering and Proceeds

Offering and Proceeds	Disclosed Use of Proceeds
Bought deal private placement (December 2024) – gross proceeds of C$50 million

C$13.9 million for payment of cash consideration, C$6.0 million for repayment of indebtedness, C$2.0 million for royalty payable, C$9.3 million for transaction expenses, C$18.9 million for working capital requirements at the Galena Complex and for general working capital and administrative purposes

Concurrent private placements (October and November 2024) – gross proceeds of C$6.9 million	For general working capital and administrative purposes

The following table sets out the disclosure the Company previously made about how it would use available funds or proceeds from any financing in the past 12 months, an explanation of any variances, and the impact of the variances, if any, on the Company’s ability to achieve its business objectives and milestones.

Offering and Proceeds	Disclosed Use of Proceeds
US$1.6 million June 2025 non-brokered private placements of common shares	For precious metals delivery commitments and general working capital purposes
US$11.5 million May 2025 non-brokered private placements of common shares	For working capital requirements at the Galena Complex and for general working capital and administrative purposes
US$3.6 million March 2025 non-brokered private placements of common shares	For precious metals delivery commitments and general working capital purposes
US$4 million December 2024 non-brokered private placements of common shares	For precious metals delivery commitments and general working capital purposes
US$10 million August 2024 secured credit facility from Trafigura	To complete initial development of the EC120 Project
C$0.5 million June 2024 non-brokered private placements of common shares	For precious metals delivery commitments and general working capital purposes

Post-Employment Benefit Obligations

The Company’s liquidity has been, and will continue to be, impacted by pension funding commitments as required by the terms of the defined benefit pension plans offered to both its hourly and salaried workers at the Galena Complex (see Note 17 in the audited consolidated financial statements of the Company and the notes thereto for the year ended December 31, 2024). Both pension plans are under-funded due to actuarial losses incurred from market conditions and changes in discount rates; the Company intends to fund to the minimum levels required by applicable law. The Company’s actuary currently estimates total annual funding requirements for both Galena Complex pension plans to be approximately $1.3 million per year for each of the next 5 years (excluding fiscal 2024 funding requirements payable by September 2025). Effects from market volatility and interest rates may impact long term annual funding commitments.

The Company evaluates the pension funding status on an annual basis in order to update all material information in its assessment, including updated mortality rates, investment performance, discount rates, contribution status among other information. The pension valuation was remeasured at the end of YTD-2025 and adjusted by approximately $0.3 million as a result of decrease in discount rate and unrealized gains on returns. The Company expects to continue to review the pension valuation quarterly.

16 | Page

Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and six months ended June 30, 2025

Capital Resources

The Company’s cash flow is dependent on delivery of its metal concentrates to market. The Company’s contracts with the concentrate purchasers provide for provisional payments based on timing of concentrate deliveries. The Company has not had any problems collecting payments from concentrate purchasers in a reliable and timely manner and expects no such difficulties in the foreseeable future. However, cash flow is dependent on continued mine production which can be subject to interruption for various reasons including fluctuations in metal prices and concentrate shipment difficulties, and, in the case of Relief Canyon, the suspension of mining operations. Additionally, unforeseen cessation in the counterparty’s capabilities could severely impact the Company’s capital resources.

The Company made capital expenditures of $17.8 million during the six months ended June 30, 2025 (2024: $9.5 million). Money was mostly spent on development work associated with the Galena Complex.

The following table sets out the Company’s contractual obligations as of June 30, 2025 (in thousands of U.S. dollars):

		Less than			Over 5
	Total	1 year	2-3 years	4-5 years	years
Trade and other payables	$40,970	$40,970	$-	$-	$-
Pre-payment facility	3,000	3,000	-	-	-
Credit facility	10,000	6,000	4,000	-	-
Interest on credit facility	836	739	97	-	-
Term loan facility	53,191	798	13,165	39,228	-
Interest and fees on term loan facility	23,449	6,082	11,085	6,282	-
Royalty payable	3,043	3,043	-	-	-
Metals contract liability	43,026	17,404	25,622	-	-
Silver contract liability	22,566	2,735	15,942	3,889	-
Projected pension contributions	8,074	1,826	2,624	2,872	752
Decommissioning provision	19,875	-	-	-	19,875
Other long-term liabilities	2,554	-	1,703	211	640
Total	$230,584	$82,597	$74,238	$52,482	$21,267

1 –

Minimum lease payments in respect to lease liabilities are included in trade and other payables and other long-term liabilities. Further details are available in Note 22 of the unaudited condensed interim consolidated financial statements for the six months ended June 30, 2025.

2 –	Certain of these estimates are dependent on market conditions and assumed rates of return on assets. Therefore, the estimated obligation of the Company may vary over time.

Off-Balance Sheet Arrangements

As of the date of this filing, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company including, without limitation, such considerations as liquidity and capital resources that have not previously been discussed.

Transactions with Related Parties

The Company incurred corporate general and administrative expenses of $0.1 million for the six months ended June 30, 2025 from PJH Consulting LLC (“PJH”) where Paul Andre Huet is an owner. The corporate general and administrative expenses included in the consolidated statements of loss and comprehensive loss paid to PJH were recorded at the exchange amount representing the amount agreed to by the parties.

17 | Page

Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and six months ended June 30, 2025

Risk Factors

The business of the Company is subject to a substantial number of risks and uncertainties. In addition to considering the information disclosed in the forward-looking statements, financial statements and the other publicly filed documentation regarding the Company available on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov, and on the Company’s website at www.americas-gold.com, the reader should carefully consider each of, and the cumulative effect of, the risk factors relating to the Company found under the heading “Risk Factors” in the Company’s Annual Information Form dated March 31, 2025 or the Company’s MD&A for the year ended December 31, 2024 dated March 27, 2025. Any of these risk elements could have material adverse effects on the business of the Company. See Note 27 – Financial risk management of the Company’s audited consolidated financial statements for the year ended December 31, 2024, and Note 22 – Financial risk management of the Company’s unaudited condensed interim consolidated financial statements for the six months ended June 30, 2025 and 2024.

The Company’s condensed interim consolidated financial statements for the three and six months ended June 30, 2025, and 2024 contain going concern disclosure

The Company’s condensed interim consolidated financial statements for the three and six months ended June 30, 2025, and 2024 contain disclosure related to several material uncertainties casting substantial doubt upon the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent upon its ability to raise additional capital, achieve sustainable revenues and profitable operations, and obtain the necessary financing to meet obligations and repay liabilities when they become due. No assurances can be given that the Company will be successful in achieving these goals. If the Company is unable to achieve these goals, its ability to carry out and implement planned business objectives and strategies will be significantly delayed, limited or may not occur. The Company’s financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue as a going concern. There are no guarantees that access to equity and debt capital from public and private markets in Canada or the U.S. will be available to the Company.

18 | Page

Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and six months ended June 30, 2025

Accounting Standards and Pronouncements

Accounting standards issued but not yet applied

Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. The following standards have been issued by the IASB:

-	Amendments to IFRS 9 and 7 – Classification and Measurement of Financial Instruments with mandatory application of the standard in annual reporting periods beginning on or after January 1, 2026.
-	IFRS 18 – Presentation and Disclosure in Financial Statements with mandatory application of the standard in annual reporting periods beginning on or after January 1, 2027.

These standards are being assessed for their impact on the Company in the current or future reporting periods.

Financial Instruments

The Company may, from time to time, employ derivative financial instruments to manage exposure to fluctuations in foreign currency exchange rates and commodity prices.

As at June 30, 2025, the Company does not have any non-hedge foreign exchange or commodity forward contracts outstanding.

Capital Structure

The Company is authorized to issue an unlimited number of common and preferred shares, where each common share provides the holder with one vote while preferred shares are non-voting. As at June 30, 2025, there were 673,117,935 common shares and nil preferred shares issued and outstanding.

As at August 11, 2025, there were 679,064,047 common shares and nil preferred shares issued and outstanding, and 23,533,336 options outstanding which are exchangeable in common shares of the Company. The number of common shares issuable on the exercise of warrants is 20,425,100. The increase in the common shares between June 30 and August 11 is primarily related to the exercise of the Company’s outstanding options and warrants.

Controls and Procedures

Management is responsible for establishing and maintaining disclosure controls and procedures ("DC&P") and internal controls over financial reporting ("ICFR"), as defined under the U.S. Sarbanes-Oxley Act of 2002 adopted by the U.S. Securities and Exchange Commission, and those of the Canadian Securities Administrators.

The Company’s DC&P are designed to ensure that all important information about the Company, including operating and financial activities, is communicated fully, accurately and in a timely way and that they provide the Company with assurance that the financial reporting is accurate.

ICFR means a process by or under the supervision of the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

As at June 30, 2025, the Company’s CEO and CFO have certified that DC&P and ICFR are effective and that during the period ended June 30, 2025, the Company did not make any material changes in the ICFR that materially affected or are reasonably likely to materially affect the Company’s ICFR.

The internal controls are not expected to prevent and detect all misstatements due to error or fraud.

19 | Page

Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and six months ended June 30, 2025

Technical Information

The scientific and technical information relating to the operation of the Company’s material operating mining properties contained herein has been reviewed and approved by Rick Streiff, Executive Vice President – Geology of the Company. Mr. Streiff is a "qualified person" for the purposes of NI 43-101.

The Company’s current Annual Information Form and the NI 43-101 Technical Reports for its other material mineral properties, all of which are available on SEDAR+ at www.sedarplus.ca, contain further details regarding mineral reserve and mineral resource estimates, classification and reporting parameters, key assumptions and associated risks for each of the Company’s material mineral properties, including a breakdown by category.

Non-GAAP and Other Financial Measures

The Company has included certain non-GAAP financial and other measures to supplement the Company’s consolidated financial statements, which are presented in accordance with IFRS, including the following:

•	average realized silver, zinc and lead prices;
•	cost of sales/Ag Eq oz produced;
•	cash costs/Ag oz produced;
•	all-in sustaining costs/Ag oz produced;
•	net cash generated from operating activities;
•	working capital;
•	EBITDA, adjusted EBITDA, and adjusted earnings; and
•	silver equivalent production (Ag Eq).

Management uses these measures, together with measures determined in accordance with IFRS, internally to better assess performance trends and understands that a number of investors, and others who follow the Company’s performance, also assess performance in this manner. These non-GAAP and other financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Non-GAAP and other financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may differ from methods used by other companies with similar descriptions.  Management's determination of the components of non-GAAP financial measures and other financial measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes to the measures are duly noted and retrospectively applied as applicable. Subtotals and per unit measures may not calculate based on amounts presented in the following tables due to rounding.

Average Realized Silver, Zinc and Lead Prices

The Company uses the financial measures "average realized silver price", "average realized zinc price” and “average realized lead price” because it understands that in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company’s performance vis-à-vis average market prices of metals for the period. The presentation of average realized metal prices is not meant to be a substitute for the revenue information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

Average realized metal prices represent the sale price of the underlying metal excluding unrealized mark-to-market gains and losses on provisional pricing and concentrate treatment and refining charges. Average realized silver, zinc and lead prices are calculated as the revenue related to each of the metals sold, e.g. revenue from sales of silver divided by the quantity of ounces sold.

20 | Page

Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and six months ended June 30, 2025

Reconciliation of Average Realized Silver, Zinc and Lead Prices[1]
	Q2-2025	Q2-2024	YTD-2025	YTD-2024
Gross silver sales revenue ('000)	$16,115	$21,793	$28,738	$35,381
Payable metals and fixed pricing adjustments ('000)	27	14	(26)	27
Payable silver sales revenue ('000)	$16,142	$21,807	$28,712	$35,408
Divided by silver sold (oz)	471,664	745,921	863,301	1,331,972
Average realized silver price ($/oz)	$34.22	$29.23	$33.26	$26.58

	Q2-2025	Q2-2024	YTD-2025	YTD-2024
Gross zinc sales revenue ('000)	$2,274	$11,261	$11,775	$19,922
Payable metals and fixed pricing adjustments ('000)	(3)	31	(26)	31
Payable zinc sales revenue ('000)	$2,271	$11,292	$11,749	$19,953
Divided by zinc sold (lb)	1,917,354	8,677,305	9,388,118	16,453,877
Average realized zinc price ($/lb)	$1.18	$1.30	$1.25	$1.21

	Q2-2025	Q2-2024	YTD-2025	YTD-2024
Gross lead sales revenue ('000)	$1,852	$5,652	$5,264	$9,792
Payable metals and fixed pricing adjustments ('000)	(1)	(15)	(1)	(11)
Payable lead sales revenue ('000)	$1,851	$5,637	$5,263	$9,781
Divided by lead sold (lb)	2,076,077	5,718,958	5,864,460	10,148,810
Average realized lead price ($/lb)	$0.89	$0.99	$0.90	$0.96

[1]	Excludes EC120 Project pre-production silver ounces sold from the Cosalá Operations.

Cost of Sales/Ag Eq Oz Produced

The Company uses the financial measure “Cost of Sales/Ag Eq Oz Produced” because it understands that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company’s underlying cost of operations. Silver equivalent production are based on all metals production at average realized silver, zinc, and lead prices during each respective period, except as otherwise noted.

Reconciliation of Consolidated Cost of Sales/Ag Eq Oz Produced
	Q2-2025[1]	Q2-2024[1,2]	YTD-2025[1]	YTD-2024[1,2]
Cost of sales ('000)	$23,479	$21,562	$44,618	$42,600
Less non-controlling interests portion ('000)	-	(4,160)	-	(7,648)
Attributable cost of sales ('000)	23,479	17,402	44,618	34,952
Divided by silver equivalent produced (oz)	838,738	1,058,186	1,676,538	2,079,050
Cost of sales/Ag Eq oz produced ($/oz)	$27.99	$16.45	$26.61	$16.81

21 | Page

Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and six months ended June 30, 2025

Reconciliation of Cosalá Operations Cost of Sales/Ag Eq Oz Produced
	Q2-2025[1]	Q2-2024[1,2]	YTD-2025[1]	YTD-2024[1,2]
Cost of sales ('000)	$11,600	$11,163	$22,591	$23,479
Divided by silver equivalent produced (oz)	373,726	659,603	834,234	1,447,810
Cost of sales/Ag Eq oz produced ($/oz)	$31.04	$16.92	$27.08	$16.22

Reconciliation of Galena Complex Cost of Sales/Ag Eq Oz Produced
	Q2-2025	Q2-2024[2]	YTD-2025	YTD-2024[2]
Cost of sales ('000)	$11,879	$10,399	$22,027	$19,121
Divided by silver equivalent produced (oz)	465,012	664,305	842,304	1,052,066
Cost of sales/Ag Eq oz produced ($/oz)	$25.55	$15.65	$26.15	$18.17

[1]

Throughout this MD&A, tonnes milled, silver grade and recovery, silver production and sales, silver equivalent production, and cost per ounce measurements during fiscal 2025 and 2024 include EC120 Project pre-production from the Cosalá Operations.

[2]	Throughout this MD&A, contract services related to transportation costs were reclassified from treatment and selling costs in revenue to cost of sales in fiscal 2024.

Cash Costs and Cash Costs/Ag Oz Produced

The Company uses the financial measures “Cash Costs” and “Cash Costs/Ag Oz Produced” in accordance with measures widely reported in the silver mining industry as a benchmark for performance measurement and because it understands that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company’s underlying cash costs of operations.

Cash costs are determined on a mine-by-mine basis and include mine site operating costs such as: mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations. Non-cash costs consist of: non-cash related charges to cost of sales including inventory movements, write-downs to net realizable value of concentrates, ore stockpiles, and spare parts and supplies, and employee profit share accruals.

Reconciliation of Consolidated Cash Costs/Ag Oz Produced
	Q2-2025[1]	Q2-2024[1]	YTD-2025[1]	YTD-2024[1]
Cost of sales ('000)	$23,479	$21,562	$44,618	$42,600
Less non-controlling interests portion ('000)	-	(4,160)	-	(7,648)
Attributable cost of sales ('000)	23,479	17,402	44,618	34,952
Smelting, refining and royalty expenses in cost of sales ('000)	(504)	(1,467)	(1,572)	(2,768)
Non-cash costs ('000)	(1,003)	(487)	(2,397)	(335)
Direct mining costs ('000)	$21,972	$15,448	$40,649	$31,849
Smelting, refining and royalty expenses ('000)	1,160	4,416	4,394	8,759
Less by-product credits ('000)	(4,787)	(13,578)	(15,524)	(24,368)
Cash costs ('000)	$18,345	$6,286	$29,519	$16,240
Divided by silver produced (oz)	688,663	505,932	1,134,870	989,852
Cash costs/Ag oz produced ($/oz)	$26.64	$12.42	$26.01	$16.41

22 | Page

Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and six months ended June 30, 2025

Reconciliation of Cosalá Operations Cash Costs/Ag Oz Produced
	Q2-2025[1]	Q2-2024[1]	YTD-2025[1]	YTD-2024[1]
Cost of sales ('000)	$11,600	$11,163	$22,591	$23,479
Smelting, refining and royalty expenses in cost of sales ('000)	(314)	(1,288)	(1,169)	(2,495)
Non-cash costs ('000)	(611)	(227)	(1,922)	(505)
Direct mining costs ('000)	$10,675	$9,648	$19,500	$20,479
Smelting, refining and royalty expenses ('000)	914	3,573	3,374	7,422
Less by-product credits ('000)	(3,400)	(11,905)	(12,320)	(21,698)
Cash costs ('000)	$8,189	$1,316	$10,554	$6,203
Divided by silver produced (oz)	268,702	169,728	401,146	466,990
Cash costs/Ag oz produced ($/oz)	$30.48	$7.75	$26.31	$13.28

Reconciliation of Galena Complex Cash Costs/Ag Oz Produced
	Q2-2025	Q2-2024	YTD-2025	YTD-2024
Cost of sales ('000)	$11,879	$10,399	$22,027	$19,121
Smelting, refining and royalty expenses in cost of sales ('000)	(190)	(299)	(403)	(455)
Non-cash costs ('000)	(392)	(432)	(475)	284
Direct mining costs ('000)	$11,297	$9,668	$21,149	$18,950
Smelting, refining and royalty expenses ('000)	246	1,405	1,020	2,228
Less by-product credits ('000)	(1,387)	(2,789)	(3,204)	(4,450)
Cash costs ('000)	$10,156	$8,284	$18,965	$16,728
Divided by silver produced (oz)	419,961	560,340	733,724	871,436
Cash costs/Ag oz produced ($/oz)	$24.18	$14.78	$25.85	$19.20

[1]

Throughout this MD&A, tonnes milled, silver grade and recovery, silver production and sales, silver equivalent production, and cost per ounce measurements during fiscal 2025 and 2024 include EC120 Project pre-production from the Cosalá Operations.

All-In Sustaining Costs and All-In Sustaining Costs/Ag Oz Produced

The Company uses the financial measures “All-In Sustaining Costs” and “All-In Sustaining Costs/Ag Oz Produced” in accordance with measures widely reported in the silver mining industry as a benchmark for performance measurement and because it understands that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company’s total costs of producing silver from operations.

All-in sustaining costs is cash costs plus all sustaining development, capital expenditures, and exploration spending, excluding costs not related to current operations.

Reconciliation of Consolidated All-In Sustaining Costs/Ag Oz Produced
	Q2-2025[1]	Q2-2024[1]	YTD-2025[1]	YTD-2024[1]
Cash costs ('000)	$18,345	$6,286	$29,519	$16,240
Capital expenditures ('000)[2]	3,409	2,994	6,902	6,932
Exploration costs ('000)	894	626	2,143	1,272
All-in sustaining costs ('000)	$22,648	$9,906	$38,564	$24,444
Divided by silver produced (oz)	688,663	505,932	1,134,870	989,852
All-in sustaining costs/Ag oz produced ($/oz)	$32.89	$19.58	$33.98	$24.69

23 | Page

Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and six months ended June 30, 2025

Reconciliation of Cosalá Operations All-In Sustaining Costs/Ag Oz Produced
	Q2-2025[1]	Q2-2024[1]	YTD-2025[1]	YTD-2024[1]
Cash costs ('000)	$8,189	$1,316	$10,554	$6,203
Capital expenditures ('000)[2]	215	968	644	2,849
Exploration costs ('000)	421	250	1,241	373
All-in sustaining costs ('000)	$8,825	$2,534	$12,439	$9,425
Divided by silver produced (oz)	268,702	169,728	401,146	466,990
All-in sustaining costs/Ag oz produced ($/oz)	$32.84	$14.93	$31.01	$20.18

Reconciliation of Galena Complex All-In Sustaining Costs/Ag Oz Produced
	Q2-2025	Q2-2024	YTD-2025	YTD-2024
Cash costs ('000)	$10,156	$8,284	$18,965	$16,728
Capital expenditures ('000)[2]	3,194	3,377	6,258	6,805
Exploration costs ('000)	473	627	902	1,498
All-in sustaining costs ('000)	$13,823	$12,288	$26,125	$25,031
Divided by silver produced (oz)	419,961	560,340	733,724	871,436
All-in sustaining costs/Ag oz produced ($/oz)	$32.91	$21.93	$35.61	$28.72

[1]

Throughout this MD&A, tonnes milled, silver grade and recovery, silver production and sales, silver equivalent production, and cost per ounce measurements during fiscal 2025 and 2024 include EC120 Project pre-production from the Cosalá Operations.

[2]	For fiscal 2025, capital expenditures exclude growth capital from the Galena Complex and Cosalá Operations, including capital spend on the EC120 Project.

Net Cash Generated from Operating Activities

The Company uses the financial measure “net cash generated from operating activities” because it understands that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company’s liquidity, operational efficiency, and short-term financial health.

This is a financial measure disclosed in the Company’s statements of cash flows determined as cash generated from operating activities, after changes in non-cash working capital items.

Reconciliation of Net Cash Generated from Operating Activities
	Q2-2025	Q2-2024	YTD-2025	YTD-2024
Cash generated from (used in) operating activities ('000)	$1,247	$7,566	$(318)	$2,550
Changes in non-cash working capital items ('000)	3,929	(5,291)	(1,537)	(104)
Net cash generated from (used in) operating activities ('000)	$5,176	$2,275	$(1,855)	$2,446

Working Capital

The Company uses the financial measure “working capital” because it understands that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company’s liquidity, operational efficiency, and short-term financial health.

Working capital is the excess of current assets over current liabilities.

Reconciliation of Working Capital
	Q2-2025	Q2-2024
Current Assets ('000)	$83,832	$26,385
Less current liabilities ('000)	(73,449)	(65,235)
Working capital ('000)	$10,383	$(38,850)

24 | Page

Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and six months ended June 30, 2025

EBITDA, Adjusted EBITDA, and Adjusted Earnings

The Company uses the financial measures “EBITDA”, “adjusted EBITDA” and “adjusted earnings” as indicators of the Company’s ability to generate operating cash flows to fund working capital needs, service debt obligations, and fund exploration and evaluation, and capital expenditures. These financial measures exclude the impact of certain items and therefore is not necessarily indicative of operating profit or cash flows from operating activities as determined under IFRS. Other companies may calculate these financial measures differently.

EBITDA is net income (loss) under IFRS before depletion and amortization, interest and financing expense, and income taxes. Adjusted EBITDA further excludes other non-cash items such as accretion expenses, impairment charges, and other fair value gains and losses.

Reconciliation of EBITDA and Adjusted EBITDA
	Q2-2025	Q2-2024	YTD-2025	YTD-2024
Net loss ('000)	$(15,103)	$(4,003)	$(34,021)	$(20,160)
Depletion and amortization ('000)	6,497	7,180	12,006	12,704
Interest and financing expense ('000)	1,381	2,922	1,855	3,611
Income tax recovery ('000)	121	286	93	271
EBITDA ('000)	$(7,104)	$6,385	$(20,067)	$(3,574)
Accretion on decommissioning provision ('000)	154	159	314	312
Foreign exchange loss (gain) ('000)	(2,809)	(124)	(2,984)	1,012
Gain on disposal of assets ('000)	-	-	(966)	-
Loss on metals contract liabilities ('000)	5,549	1,668	14,573	4,714
Other loss (gain) on derivatives ('000)	-	(327)	(709)	744
Fair value loss on royalty payable ('000)	156	257	281	513
Adjusted EBITDA ('000)	$(4,054)	$8,018	$(9,558)	$3,721

Adjusted earnings is net income (loss) under IFRS excluding other non-cash items such as accretion expenses, impairment charges, and other fair value gains and losses.

Reconciliation of Adjusted Earnings
	Q2-2025	Q2-2024	YTD-2025	YTD-2024
Net loss ('000)	$(15,103)	$(4,003)	$(34,021)	$(20,160)
Accretion on decommissioning provision ('000)	154	159	314	312
Foreign exchange loss (gain) ('000)	(2,809)	(124)	(2,984)	1,012
Gain on disposal of assets ('000)	-	-	(966)	-
Loss on metals contract liabilities ('000)	5,549	1,668	14,573	4,714
Other loss (gain) on derivatives ('000)	-	(327)	(709)	744
Fair value loss on royalty payable ('000)	156	257	281	513
Adjusted earnings ('000)	$(12,053)	$(2,370)	$(23,512)	$(12,865)

25 | Page

Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and six months ended June 30, 2025

Supplementary Financial Measures

The Company references certain supplementary financial measures that are not defined terms under IFRS to assess performance because it believes they provide useful supplemental information to investors.

Silver Equivalent Production

References to silver equivalent production are based on all metals production at average realized silver, zinc, and lead prices during each respective period, except as otherwise noted.

26 | Page